U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A-2
Under the Securities Exchange Act of 1934

EnzymeBioSystems

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29414C 102

(CUSIP Number)

Quattro Associates

Hunkins Waterfront Plaza, Suite 556, Main Street

Charlestown, Nevis

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 29414C 102	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quattro Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,499,099
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,499,099
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,499,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

1) Percentage of total voting power represents voting power with respect to all shares of the Issuer's common stock (16,641,822 issued and outstanding) and Preferred Voting stock (2,500,000 shares issued and outstanding), as a single class. The holders of our Preferred Voting Stock are entitled to ten votes per share, and holders of our common stock are entitled to one vote per share. The 5,000,000 preferred shares have voting rights equal to 25,000,000 common shares. Percentage of Total Voting Power is calculated based on an aggregate of 83,283,587 (16,641,822 common + 25,000,000 Preferred Voting Rights) shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U. S. Securities and Exchange Commission (“SEC”) on May 14, 2015 and adjusted for a two-for-one reverse stock split that took place on June 18, 2015.

Preamble

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of EnzymeBioSystems (the “Issuer”), and amends the Schedule 13D originally filed by Oliver-Barret Lindsay, on behalf of Quattro Associates (collectively, the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on November 6, 2014 (as so amended, the “Schedule 13D”).

Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

CUSIP No. 29414C 102	Schedule 13D

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to provide as follows:

During the past 60-days, the Reporting Person effected the following sale transactions in registered Common Stock.

	Registered	Sale	Amount
Date	Common	Price	Received
Sold	Shares Sold	Per Share	From Sale

8/3/2015	19,850	$1.84	$36,547
8/4/2015	30,000	$1.79	$53,827
8/5/2015	24,795	$1.89	$46,799
8/10/2015	2,795	$1.89	$46,799
8/11/2015	100	$1.70	$170
8/13/2015	14,631	$1.83	$26,802
8/14/2015	1,500	$1.93	$2,895
8/17/2015	9,372	$1.96	$18,381
8/18/2015	40,087	$2.04	$81,787
8/19/2015	47,705	$2.05	$97,662
8/20/2015	3,845	$2.11	$8,102
8/21/2015	81,264	$2.05	$166,962
8/24/2015	50,000	$2.03	$101,508
8/25/2015	5,050	$2.09	$10,567
8/28/2015	5,501	$2.24	$12,317

Total Shares:	336,495

CUSIP No. 29414C 102	Schedule 13D

(a) Amount Beneficially Owned:

After giving effect to such sales, the Reporting Persons’ beneficial ownership of Common Stock is as follows:

As of the close of business on October 7, 2015, Quattro Associates, a Nevis corporation, beneficially owns 3,499,099 shares of the Issuer’s Common Stock. Oliver-Barret Lindsay is the beneficial owner of Quattro Associates, who has the ultimate voting control over the shares held by this entity.

(b) Percent of Class:

As of the close of business on October 7, 2015, Quattro Associates, a Nevis corporation, beneficially owns 21.0% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 16,641,822 shares of Common Stock outstanding, as per the Issuer’s Form 10-Q, filed with the U.S. Securities & Exchange Commission on May 14, 2015, and adjusted for a two-for-one reverse stock split that took place on June 18, 2015.

CUSIP No. 29414C 102	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 4, 2015	By:	/s/ Oliver-Barret Lindsay
Oliver-Barret Lindsay
Beneficial Owner

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